Filed by Kinder Morgan Energy Partners, L.P. pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934.

Subject Company: Kinder Morgan Energy Partners, L.P.
Commission File No.: 001-11234

Commission File No. for Registration Statement on Form S-4
filed by Kinder Morgan, Inc.: 333-198411

IMPORTANT SPECIAL MEETING OF UNITHOLDERS

November 6, 2014

Dear Fellow Unitholder:

By this time, you should have received the proxy statement/prospectus for the upcoming special meeting of unitholders of Kinder Morgan Energy Partners, L.P. (“KMP”), to be held on November 20, 2014.

In the event that you have not yet voted your proxy, we have enclosed a duplicate for your use. Please sign and date the proxy and mail it promptly so your units can be represented at our special meeting.

For the reasons set forth in the KMP proxy statement/prospectus dated October 22, 2014, the Board of Directors of the General Partner of KMP and its Conflicts Committee recommend that you vote “FOR” the Merger Agreement Proposal.

INDEPENDENT PROXY ADVISORY FIRM RECOMMENDS VOTING “FOR” MERGER AGREEMENT PROPOSAL

Egan-Jones, one of the leading independent proxy advisory firms advising institutional investors, has published its analysis recommending that unitholders vote FOR the merger agreement proposal.

In its analysis, Egan-Jones stated that it “views the proposed transaction to be a desirable approach in maximizing shareholder value” and “is in the best interests of the Company and its shareholders.”

You may also use one of the following simple methods for promptly providing your voting instructions:

1.                    Internet:   Have the control number listed on the enclosed proxy card or voting instruction form ready and follow the online instructions at www.proxyvote.com.

2.                    Telephone:   Have the control number listed on the enclosed proxy card or voting instruction form ready and call (800) 690-6903.

3.                    Mail:   Sign, date, mark and return the enclosed proxy card or voting instruction form in the postage-paid return envelope provided.

If your proxy has already been voted, please disregard this letter. We appreciate your support and continuing interest in KMP.

Sincerely,

/s/ Richard D. Kinder
Richard D. Kinder
Chairman of the Board

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by Kinder Morgan, Inc. (“KMI”) of each of KMP, Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement/prospectus for each of KMP, KMR and EPB. The Registration Statement was declared effective by the SEC on October 22, 2014. Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement/prospectus in connection with the Proposed Transactions on or about October 22, 2014. The Registration Statement, the KMI proxy statement and each proxy statement/prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT/PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT/PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement/prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the Proposed Transactions involving KMI, KMP, KMR and EPB, the expected timetable for completing the Proposed Transactions, the expected benefit of the Proposed Transactions, future financial and operating results, future opportunities for the combined company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the Proposed Transactions; the ability to obtain requisite regulatory and shareholder or unitholder approval and the satisfaction of the other conditions to the consummation of the Proposed Transactions; the ability to realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the Proposed Transactions on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; the effects of environmental, legal, regulatory or other uncertainties; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; possible changes in credit ratings; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism (including cyber attacks) or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMI’s, KMP’s, KMR’s and EPB’s Annual Reports on Form 10-K for the year ended December 31, 2013, and other subsequent filings with the SEC. KMI, KMP, KMR and EPB disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication, other than as required by applicable law.